Exhibit 99.48

Acreage Holdings Acquires Blue Tire Holdings To Bring Safe, Predictable Cannabis, Products to Michigan

NEW YORK – Nov. 26, 2018 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) announced it has entered into an agreement to acquire the real estate assets of Michigan-based Blue Tire Holdings, LLC (“Blue Tire”) to bring cannabis products to Michigan residents throughout the state. Leading development efforts in the state will be a team of Acreage Holdings and Blue Tire experts, including Blue Tire’s Chief Medical Officer, Dr. Saqib Nakadar, who was recently appointed to the Michigan Medical Marijuana Advisory Panel. Dr. Nakadar brings unparalleled medical cannabis experience and regulatory access to the venture for the state of Michigan.

Blue Tire spent the past several years acquiring a portfolio of real estate assets which, now through the expertise and financial resources of Acreage, are optimally suited to building a large scale vertical operation in Michigan, one of the highest per capita cannabis-use markets in the United States. Blue Tire and Acreage will work together to acquire licenses to operate in the cannabis business in Michigan with respect to such properties. Acreage will invest significant financial capital in Michigan to build out existing operations and hopes to acquire additional dispensary operations over the next few years.

The venture is already well positioned to start dispensary operations with municipal licenses in key cities throughout the state including; Detroit, Bay City, Battle Creek, Lansing, and Ann Arbor. Real estate assets have been secured in strategic locations, including a 55,000 square foot facility in Flint that will serve as a large-scale mixed use indoor facility to cultivate high-end cannabis, provide manufacturing and packaging services, and serve as a flagship retail location. Acreage will also leverage an additional 30 acre property in Vassar with a licensed greenhouse cultivation and processing facility.

Acreage also brings to Michigan a deep team of experts from leading companies in retail, spirits and other highly regulated industries. Acreage’s Board of Directors has unparalleled levels of political access and corporate governance with members including former Speaker of the House of Representatives John Boehner, former Prime Minister of Canada Brian Mulroney, former Governor of Massachusetts Bill Weld, former tw telecom (formerly Time Warner Telecom) Chairman and Chief Executive Officer Larissa Herda, former IBM Chief Financial Officer Douglas Maine and Chair Blue Cross and Blue Shield of Massachusetts, Inc., Bill Van Faasen.

ABOUT ACREAGE HOLDINGS

Headquartered in New York City, Acreage Holdings is the largest vertically integrated, multi- state owner of cannabis licenses and assets in U.S. states with respect to number of states with

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operating licenses. Acreage has operating licenses in 18 states with an aggregate population of more than 165 million Americans and an estimated 2022 total addressable market of $12 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

Forward Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the current beliefs of Acreage and is based on information currently available to Acreage and on assumptions that Acreage believes are reasonable. These assumptions include, but are not limited to, the anticipated trading date of the Subordinate

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Voting Shares. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Acreage; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals and the other factors identified in Acreage’s Listing Statement. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or

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obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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Investor Contact:	Media Contact:
Steve West	Howard Schacter
646 502 9820
Investors@acreageholdings.com	h.schacter@acreageholdings.com